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Exhibit 4.2

AMENDMENT NO. 2 TO RIGHTS AGREEMENT

        This Amendment No. 2 to Rights Agreement is made and entered into as of December 22, 2002 (this "Amendment"), between CoorsTek, Inc., a Delaware corporation (the "Company"), and Wells Fargo Bank Minnesota, N.A. (the "Rights Agent").

Recitals

        WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement dated December 20, 1999, as amended by Amendment No. 1 to Rights Agreement dated November 21, 2002, each between the Company and the Rights Agent (as amended, the "Rights Agreement"), which specifies the terms of the Rights (as such term, and each other term used and not otherwise defined herein, is defined in the Rights Agreement); and

        WHEREAS, the Company and the Rights Agent desire to amend the Rights Agreement pursuant to Section 27 of the Rights Agreement as set forth herein.

Agreement

        NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein and in the Rights Agreement, the parties hereby agree as follows:

        1.    Amendment to Section 1(a).    Section 1(a) of the Rights Agreement is hereby amended by adding the following sentence at the end of such Section:

        "Notwithstanding anything to the contrary contained in this Agreement, none of Keystone Holdings LLC, a Delaware limited liability company ("Parent"), Keystone Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), and their Affiliates and Associates shall be deemed to be an Acquiring Person by virtue of (i) the execution, delivery or performance of the Agreement and Plan of Merger, dated as of December 22, 2002, by and among the Company, Parent and Purchaser (the "Merger Agreement", which term shall include any amendments thereto), (ii) the acquisition of shares of Common Stock of the Company pursuant to the Merger (as defined in the Merger Agreement), (iii) the consummation of the Merger, or (iv) the consummation of any of the transactions contemplated by the Merger Agreement."

        2.    Amendment to Section 1(i).    Section 1(i) of the Rights Agreement is hereby amended by adding the following sentence at the end of such Section:

        "Notwithstanding anything to the contrary contained in this Agreement, a Distribution Date shall not occur or be deemed to occur as a result of (i) the execution, delivery or performance of the Merger Agreement; (ii) the acquisition of shares of Common Stock of the Company pursuant to the Merger, (iii) the consummation of the Merger, or (iv) the consummation of any of the transactions contemplated by the Merger Agreement."

        3.    Amendment to Section 1(y).    Section 1(y) of the Rights Agreement is hereby amended by adding the following sentence at the end of such Section:

        "Notwithstanding anything to the contrary contained in this Agreement, a Stock Acquisition Date shall not occur or be deemed to occur as a result of (i) the public announcement of the Merger or the Merger Agreement, (ii) the execution, delivery or performance of the Merger Agreement, (iii) the acquisition of shares of Common Stock of the Company pursuant to the Merger, (iv) the consummation of the Merger, or (v) the consummation of any of the transactions contemplated by the Merger Agreement."

        4.    Amendment to Section 7(a).    Section 7(a) of the Rights Agreement is hereby amended to read in its entirety as follows:

        "(a) Subject to Section 7(e) hereof, the registered holder of any Rights Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein including, without limitation, the restrictions on exercisability set forth in Section 9(c), Section 11(a)(iii) and Section 23(a) hereof) in whole or in part at any time after the Distribution Date upon surrender of the Rights Certificate, with the form of election to purchase and the certificate on the reverse side thereof duly executed, to the Rights Agent at the principal office of the Rights Agent, together with payment of the Purchase Price for each one one-thousandth of a share of Preferred Stock (or other securities, cash or other assets, as the case may be) as to which the Rights are exercised, at or prior to the earlier of (i) the close of business on January 1, 2010 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof, (iii) the time at which such Rights are exchanged (the "Exchange Date") as provided in Section 24 hereof, (iv) the time at which the Rights expire pursuant to Section 13(d) hereof, or (v) immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (the earliest of (i), (ii), (iii), (iv) and (v) being herein referred to as the "Expiration Date")."

        5.    Amendment to Section 13.    Section 13 of the Rights Agreement is hereby amended by adding the following sentence at the end of such Section as a new paragraph (e):

        "(e) Notwithstanding anything to the contrary contained in this Agreement, the Merger shall not constitute a Section 13 Event."

        6.    Amendment to Create New Section 35.    The Rights Agreement is hereby amended by adding a new Section 35 immediately after Section 34 to read in its entirety as follows:

  "Section 35. Extensions.

          Notwithstanding anything to the contrary contained in this Agreement, (A) the period referred to in clause (a)(i) of Section 23 of this Agreement is hereby extended until the earlier to occur of (i) the Effective Time of the Merger and (ii) the tenth day after the first date of public announcement that the Merger Agreement has been terminated, or such later or earlier date as the Board may determine, and (B) a Distribution Date under this Agreement shall not occur prior to the earlier to occur of (x) the Effective Time of the Merger and (y) the tenth day after the first date of public announcement that the Merger Agreement has been terminated, or such later or earlier date as the Board may determine."

        7.    Effect of Amendment.    Except as and to the extent expressly modified by this Amendment, the Rights Agreement shall remain in full force and effect in all respects.

        8.    Counterparts.    This Amendment may be executed in any number of counterparts. It shall not be necessary that the signature of or on behalf of each party appears on each counterpart, but it shall be sufficient that the signature of or on behalf of each party appears on one or more of the counterparts. All counterparts shall collectively constitute a single agreement. It shall not be necessary in any proof of this Amendment to produce or account for more than a number of counterparts containing the respective signatures of or on behalf of all of the parties.

        9.    Governing Law.    This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with laws of such State.

        10.    Descriptive Headings.    Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

(The Remainder of This Page is Intentionally Left Blank.)

        IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

COORSTEK, INC.
By:	/s/ JOSEPH G. WARREN, JR.
Name:	Joseph G. Warren, Jr.
Title:	Chief Financial Officer, Vice President, Secretary and Treasurer
WELLS FARGO BANK MINNESOTA, N.A.
By:	/s/ BARBARA M. NOVAK
Name:	Barbara M. Novak
Title:	Vice President

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  Exhibit 4.2